Exhibit 12
Huntington Bancshares Incorporated
Ratio of Earnings to Fixed Charges
September 30, 2005

	Nine Months Ended September 30,		Twelve Months Ended December 31,
(in thousands of dollars)	2005	2004	2004	2003	2002	2001	2000

Earnings:

Income before taxes	$413,762	$424,326	$552,666	$523,987	$522,705	$95,477	$448,454

Add: Fixed charges, excluding interest on deposits	175,693	140,373	191,648	179,903	169,788	299,872	398,214

Earnings available for fixed charges, excluding interest on deposits	589,455	564,699	744,314	703,890	692,493	395,349	846,668
Add: Interest on deposits	313,103	183,810	257,099	288,271	385,733	654,056	782,076

Earnings available for fixed charges, including interest on deposits	$902,558	$748,509	$1,001,413	$992,161	$1,078,226	$1,049,405	$1,628,744

Fixed Charges:
Interest expense, excluding interest on deposits	$167,451	$131,984	$178,842	$168,499	$157,888	$285,445	$383,997
Interest factor in net rental expense	8,242	8,389	12,806	11,404	11,900	14,427	14,217

Total fixed charges, excluding interest on deposits	175,693	140,373	191,648	179,903	169,788	299,872	398,214
Add: Interest on deposits	313,103	183,810	257,099	288,271	385,733	654,056	782,076

Total fixed charges, including interest on deposits	$488,796	$324,183	$448,747	$468,174	$555,521	$953,928	$1,180,290

Ratio of Earnings to Fixed Charges
Excluding interest on deposits	3.36 x	4.02 x	3.88 x	3.91 x	4.08 x	1.32 x	2.13 x
Including interest on deposits	1.85 x	2.31 x	2.23 x	2.12 x	1.94 x	1.10 x	1.38 x